FORM 6-K


                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D. C. 20549



                        Report of Foreign Private Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

                         For the month of November 2004


                     NORDIC AMERICAN TANKER SHIPPING LIMITED
                 (Translation of registrant's name into English)

                                  Canons Court
                               22 Victoria Street
                                 Hamilton HM 12
                                     Bermuda
                    (Address of principal executive offices)

     Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                        Form 20-F [X]   Form 40-F [_]

     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                Yes [_]  No [X]


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INFORMATION CONTAINED IN THIS FORM 6-K REPORT

     Attached hereto as Exhibit 1 is a copy of the press release issued by Nordic American Tanker Shipping Limited ("NAT" or the "Company") on November 1, 2004, announcing the acquisition of a new vessel.


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Exhibit 1


Nordic American Tanker Shipping Ltd. (NAT) - (AMEX: NAT) (OSE: NAT) Announces Vessel Acquisition

Hamilton, Bermuda, November 1, 2004

Nordic American Tanker Shipping Ltd. (the "Company") today announced that the Company has agreed to acquire the 149,591 dwt Suezmax tanker M.T. Wilma Yangtze from the Anders Wilhelmsen group of Norway. This tanker was built in China and has been owned by Anders Wilhelmsen since it was delivered from the builder. Following this acquisition, the Company will have four environmentally friendly modern suezmax oil tankers. All four ships were built in 1997 and they have double hull.

The Company's Chairman and CEO, Herbjorn Hansson, commented: "This transaction is in line with our growth strategy of accretive acquisitions to bolster dividends and earnings per share. I am pleased that we have been able to do this business which, we believe, represents an important step in the further expansion of our Company - a process that we expect will continue."

The acquisition price for the ship of $66 million will be financed with a revolving credit facility of $300 million that the Company has established with an international banking syndicate, giving the Company important financial flexibility in the time to come. The Company will take over the ship at the end of November and it will be bareboat chartered back to the present owner until the end of January 2005 at an average rate of approximately $50,000 per day (time charter equivalent). Thereafter, the vessel is expected to be employed in the spot market, technically and commercially under the control of the Company.

            CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

Matters discussed in this press release may constitute forward-looking statements. The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts.

The Company desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbor legislation. The words "believe," "except," "anticipate," "intends," "estimate," "forecast," "project," "plan," "potential," "will," "may," "should," "expect" "pending and similar expressions identify forward-looking statements.

The forward-looking statements in this press release are based upon various assumptions, many of which are based, in turn, upon further assumptions,
including  without  limitation,   our  management's  examination  of  historical
operating trends, data contained in our records and other data available from third parties. Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, we cannot assure you that we will achieve or accomplish these expectations, beliefs or projections.

In addition to these important factors, other important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include the strength of world economies and currencies, general market conditions, including fluctuations in charter rates and vessel values, changes in demand in the tanker market, as a result of changes in OPEC's petroleum production levels and world wide oil consumption and storage, changes in our operating expenses, including bunker prices, drydocking and insurance costs, the market for our vessels, availability of financing and refinancing, changes in governmental rules and regulations or actions taken by regulatory authorities, potential liability from pending or future litigation, general domestic and international political conditions, potential disruption of shipping routes due to accidents or political events, vessels breakdowns and instances of off-hires and other important factors described from time to time in the reports filed by the Company with the Securities and Exchange Commission, including our Annual Report on Form 20-F.


Contacts:
                     Scandic American Shipping Ltd
                     Manager for
                     Nordic American Tanker Shipping Ltd.
                     P.O Box 56
                     3201 Sandefjord
                     Norway
                     Tel: + 47 33 42 73 00 E-mail:  info@scandicamerican.com

                     Web-site:  www.nat.bm

                     Rolf Amundsen
                     Chief Financial Officer
                     Nordic American Tanker Shipping Ltd.
                     Tel: +1 800 601 9079 or + 47 908 26 906

                     Gary J. Wolfe, Esq.
                     Seward & Kissel LLP, New York, USA
                     Tel: +1 212  574 1223

                     Herbjorn Hansson
                     Chairman & CEO
                     Nordic American Tanker Shipping Ltd.
                     Tel:  +1 866 805 9504 or + 47 901 46 291






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                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                     NORDIC AMERICAN TANKER SHIPPING LIMITED
                                  (registrant)



Dated:  November 1, 2004                        By:/s/ Herbjorn Hansson
                                                   ----------------------------
                                                       Herbjorn Hansson
                                                       President and
                                                       Chief Executive Officer





































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